SembCorp Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

7 July 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr

SembCorp
Industries

RECEIVED
2006 JUL 31 A 10:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Co Regn No: 1998022418D

July 6, 2006

SEMBENVIRO INKS FIRST LOCAL WASTE-TO-RESOURCE JV WITH SINGAPORE'S LARGEST WASTE PLASTICS RECYCLER

July 6, 2006, Singapore – SembCorp Industries (SembCorp) wishes to announce that its wholly owned subsidiary, SembCorp Environmental Management (SembEnviro), has entered into a joint venture with Singapore's largest waste plastics recycling company, K K Asia Pte Ltd, to take up a 90% stake in a new JV company, SembEnviro KK Asia (the JV).

SembEnviro's S$3.4 million investment in the JV marks the company's first waste-to-resource investment in Singapore. The JV is involved in the recovery of recycled plastic resins from waste plastics and the sale of these resin pellets to manufacturers throughout the region. The recycled resins can be used in the production of pipes, garbage bags, milk crates and other products.

This JV presents a win-win platform for both SembEnviro and K K Asia. SembEnviro will leverage on KK Asia's plastic treatment capabilities. K K Asia on the other hand, will have more used plastics to recycle, as SembEnviro will channel used plastics collected through its recycling operations to the new JV.

With a strong network of suppliers and customers from Singapore, China, Sweden, Australia and Germany, K K Asia's integrated plant in Tampines is equipped to recycle up to 50,000 tonnes of plastic waste per annum.

Last year, K K Asia was recognised as one of Singapore's 50 most enterprising companies. It garnered eighth place in the Enterprise 50 awards, accorded by the Economic Development Board and IE Singapore in conjunction with Andersen Consulting and the Business Times.

Mr Heng Chiang Gnee, President & CEO of SembEnviro said, "This JV is our first waste-to-resource partnership in Singapore, following our recent recycling collaboration in China on used lead acid batteries. Complementing our waste collection business, this project is in line with our new direction towards pre-disposal and waste-to-resource projects to fuel our future growth.

"This collaboration also demonstrates SembEnviro's commitment towards sustainable waste management practices, diverting plastics from landfilling and incineration and converting them into resources."

K K Asia's founder Mr Loh Yin Kuan, commented, "We look forward to leveraging on SembEnviro's management expertise and proven applications in information technologies and systems, to extend our reach locally and expand into regional markets such as China and India, where SembEnviro operates."

This investment is not expected to have a material impact on SembCorp's EPS and NTA per share for the financial year ending December 31, 2006.

None of the directors or substantial shareholders of SembCorp or SembEnviro have any interest, direct or indirect, in the investment.

For analysts' and press queries, please contact:

Fock Siu Ling (Ms)	Letchimi P. (Ms)
PR Counsel	Assistant Manager
Group Corporate Relations	Corporate Relations
SembCorp Industries	SembCorp Environmental Management
DID: +65 6723 3152	DID: +65 6723 3149
Email: fock.siuling@sembcorp.com.sg	Email : letchimi.p@sembenviro.com

About SembEnviro

SembCorp Environmental Management (SembEnviro) is Asia's premier environmental services company serving 18 cities in 4 countries. It offers total integrated environmental management solutions including collection and post collection of solid and medical wastes, recycling and recovery, waste-to-resource, industrial and commercial cleaning, street cleansing and mechanical treatment.

SembEnviro serves in total, 1.6 million households, 40,000 industrial and commercial clients and more than 6,400 healthcare establishments and it employs more than 3,000 people across the countries in which we operate.

In Singapore, SembEnviro is the major pioneering integrated environmental services company, providing waste management services to almost half a million households, 3,000 industrial trade premises and 1,400 healthcare establishments. We leverage on innovative technologies and information technology to provide quality services and competitive pricing for our customers.

Its unique capability to provide integrated waste management solutions has garnered the company international projects through partnerships with leading companies in Singapore, Australia, China and India.

About K K Asia

K K Asia is Singapore's largest post-industrial and post-consumer plastics waste recycler. The company's integrated plant in Tampines is equipped to recycle up to 50,000 tonnes of plastic waste per annum.

The only plastic recycling company to receive the ISO 9001:2000 certification, was also recognised as one of Singapore's 50 most enterprising companies last year, garnering eighth place in the Enterprise 50 Awards accorded by the Economic Development Board and IE Singapore in conjunction with Andersen Consulting and the Business Times.

SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

SPECIAL RESOLUTION PASSED BY SHAREHOLDERS AT SEMBCORP INDUSTRIES' EXTRAORDINARY GENERAL MEETING

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, SembCorp Industries wishes to announce that at the Extraordinary General Meeting of the Company held on July 7, 2006, the proposed special resolution as set out in the Notice of the Extraordinary General Meeting was duly passed, without any modification.

BY ORDER OF THE BOARD

Kwong Sook May
Company Secretary

July 7, 2006